Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion,
included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that The
Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust"),
which is comprised of Dreyfus BASIC California
Municipal Money Market Fund, Dreyfus BASIC
Massachusetts Municipal Money Market Fund, and
Dreyfus BASIC New York Municipal Money Market
Fund (collectively the "Funds") complied with the
requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940
as of April 30, 2009. Management is responsible
for the Funds' compliance with those
requirements. Our responsibility is to express an
opinion on management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Funds' compliance
with those requirements and performing such other
procedures as we considered necessary in the circumstances Included among our procedures were the following tests performed as of April 30, 2009 and with
respect to agreement of security purchases and sales,
for the period from March 31, 2009 (the date of our last examination), through April 30, 2009:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for
all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records
and the Custodian's records as of April 30, 2009 and verified reconciling items;
5.         Confirmation of pending purchases for the Funds
as of April 30, 2009 with brokers, and where responses
were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds
as of April 30, 2009 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for two
purchases and two sales or maturities for the period
March 31, 2009 (the date of our last examination)
through April 30, 2009, to the books and records of the
Funds noting that they had been accurately recorded and
subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the
period October 1, 2007 through September 30, 2008 and
noted no relevant findings were reported in the areas
of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through April 30, 2009. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of April 30, 2009, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
July 29, 2009




July 29, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus BASIC California Municipal
Money Market Fund, Dreyfus BASIC Massachusetts
Municipal Money Market Fund, and Dreyfus BASIC
New York Municipal Money Market Fund, each a series of The Dreyfus/Laurel Tax-Free
Municipal Funds, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of April 30, 2009 and from March 31, 2009 through April 30, 2009.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009 and from March 31, 2009 through April 30, 2009 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds

Jim Windels
Treasurer